Apollo Gold Corporation
4601 DTC Boulevard, Suite 750
Denver, Colorado 80237-2571

February 24, 2006

By Federal Express

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:
Apollo Gold Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
Filed May 11, 2005, August 9, 2005 and November 9, 2005
File No. 1-31593

Dear Mr. Schwall:

On behalf of Apollo Gold Corporation (the “Company”), set forth below is the supplemental response of the Company to comments received from the Staff of the Securities and Exchange Commission in a telephone conference call on January 31, 2006. The conference call followed the Company’s response to comments received from the Staff contained in the letter dated December 29, 2005 regarding the above-referenced filings.

The Staff has asked the Company to provide supplementally information regarding the Company’s current operations at its Montana Tunnels mine in Montana, and its future plans for Montana Tunnels.

Current Operations

Following the closure of the Montana Tunnels open pit due to activity in the eastern pit wall, as announced in the Company’s October 25, 2005 press release, the Company identified sufficient low grade ore in stockpiles to continue operating the mill and producing lead and zinc concentrates for approximately two months. In December 2005, the Company identified sufficient additional low grade ore in stockpiles to continue milling operations through the end of the first quarter. To comply with the Workers Adjustment and Retraining (WARN) Act, the Company notified all Montana Tunnels employees on January 31, 2006 of a March 31, 2006 Montana Mills shutdown and layoff. The Company continues to work to identify additional low grade ore in stockpiles suitable for processing at current high metals prices. If the Company is successful in this effort, operations will continue past March 31, 2006.

Securities and Exchange Commission
February 24, 2006

Production at Montana Tunnels is not currently cash positive. The revenues generated by the sale of concentrates produced from low grade stockpiled ore does pay for the variable costs of production and contributes to the fixed costs of the mine.

Remediation of Open Pit

Promptly following closure of the Montana Tunnels pit in October 2005, the Company asked its geotechnical consultants, Knight Piesold, to work with the Company to review and evaluate the open pit to determine scenarios under which mining the pit could safely resume. Knight Piesold and the Company completed their report, which was presented in November 2005 to the Technical Committee of the Company’s Board of Directors. Knight Piesold presented six different scenarios, each of which required the layback of the upper walls on the east side of the pit and the re-development of the in-pit truck ramp system. Cost estimates for the various scenarios ranged from $6 million to $12 million. The Technical Committee directed the Company’s management to fully evaluate the alternatives presented, and the other options discussed below, for further consideration by the Board of Directors at its scheduled meeting in late March.

Options under Consideration

The Company is currently evaluating and actively pursuing the following options. All of the options include continued milling of low grade stockpiled ore through March 31, 2006. If the Company is successful in identifying additional low grade ore in stockpiles that is suitable for processing, milling operations are expected to continue after March 31, 2006.

1.	Seek financing for remediation in accordance with one of the Knight Piesold alternatives; place mine on care and maintenance if no financing has been secured by March 31, 2006.

2.	Continue milling and concentrate production until March 31, 2006; then close the mine and sell the equipment.

3.	Enter into a joint venture with a third party to assist in financing the remediation.

4.	Sell Montana Tunnels to a third party.

As noted above, the Company anticipates that the Board of Directors will consider the various options at its meeting in late March. The Company will issue a press release or make appropriate filings with the Commission when a decision is made or if and when other material events occur.

Securities and Exchange Commission
February 24, 2006

Please contact Deborah Friedman at (303) 892-7356 or me at (720) 886-9656 if the Company can provide further information.

Sincerely,

/s/ Melvyn Williams
Melvyn Williams
Senior Vice President and Chief Financial Officer

cc: Barry Stem
      Roger Baer
      Deborah Friedman